Via Facsimile and U.S. Mail
Mail Stop 6010

April 15, 2009

Don Civgin
Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

> **Re:** **The Allstate Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on February 26, 2009**
> **File No. 000-12104**

Dear Mr. Civigin:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Application of Critical Accounting Estimates, page 28

Fair Value of Financial Assets and Financial Liabilities, page 29

1.   Please disclose the number of quotes or prices you generally obtained per instrument. If you obtained multiple quotes or prices, please disclose how you determined the ultimate value you used in your financial statements.

2.   With respect to your investments valued using a discounted cash flow
        methodologies, please provide a quantitative discussion of how sensitive the fair
        value estimates for your material assets or liabilities are to the significant inputs
        the technique or model uses. Such a discussion should reflect the reasonably
        likely impact on the financial statements at December 31, 2008 of the reasonably
        likely changes in the key assumptions used to estimate the fair value of these
        investments.

Fair Value of Financial Assets and Financial Liabilities, page 119

3.   Please refer to your table on page 120. We note that you state that the transfers
        into Level 3 are "attributable to a change in the availability of market observable
        information for individual securities". Please revise your disclosure to provide a
        more robust explanation as to which specific inputs became unobservable during
        the period. Also disclose any material gain or loss, whether realized or
        unrealized, that you recorded on those assets.

4.   Please clarify how you determined that a market was not active. Disclose how the
        lack of liquidity impacted the valuation technique you used, and how you factored
        illiquidity into your fair value determination of those financial instruments.
        Consider discussing the specific change in the discount rate or any other analysis
        you performed to account for the lack of liquidity and discuss how and why you
        changed your assumptions from prior periods.

Item 8. Financial Statements and Supplementary Data, page 139

Notes to Consolidated Financial Statements, page 145

16. Benefit Plans, page 199

Assumptions, page 203

5.   Your disclosure states that a consistent method was used to determine the
        expected long-term return on plan assets assumption at December 31, 2008 and
        2007 of 8.5%. In light of the current environment, please tell us how you
        concluded that a consistent return rate should be used.

                        *   *   *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our

comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant